UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 81241 / July 27, 2017

Admin. Proc. File No. 3-17894

In the Matter of

RESOURCE SERVICES, INC.,
SURPURE, INC. (f/k/a PACIFIC QUEST VENTURES CORP.),
VANPORT ACQUISITION IV, CORP., and
VANPORT ACQUISITION V, CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Resource Services, Inc., SurPure, Inc. (f/k/a Pacific Quest Ventures Corp.), Vanport Acquisition IV, Corp., and Vanport Acquisition V, Corp., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Resource Services, Inc., SurPure, Inc. (f/k/a Pacific Quest Ventures Corp.), Vanport Acquisition IV, Corp., and Vanport Acquisition V, Corp.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of the

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[1]   17 C.F.R. § 201.360(d).

[2]   *Real Hip-Hop Network, Inc., Res. Servs., Inc., SurPure, Inc. (f/k/a Pacific Quest Ventures Corp.), Vanport Acquisition IV, Corp., and Vanport Acquisition V, Corp.,* Initial Decision Rel. No. 1137 (May 16, 2017), 116 SEC Docket 15, 2017 WL 2117531. The Central Index Key numbers are: 1431773 for Resource Services, Inc.; 1502747 for SurPure, Inc. (f/k/a Pacific Quest Ventures Corp.); 1556274 for Vanport Acquisition IV, Corp.; and 1556277 for Vanport Acquisition V, Corp.

registered securities of Resource Services, Inc., SurPure, Inc. (f/k/a Pacific Quest Ventures Corp.), Vanport Acquisition IV, Corp., and Vanport Acquisition V, Corp., are revoked. The revocation is effective as of July 28, 2017.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 1137
ADMINISTRATIVE PROCEEDING
FILE NO. 3-17894

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	INITIAL DECISION
REAL HIP-HOP NETWORK, INC.,	:	MAKING FINDINGS
RESOURCE SERVICES, INC.,	:	AND REVOKING
SURPURE, INC. (f/k/a PACIFIC QUEST VENTURES CORP.),	:	REGISTRATIONS
VANPORT ACQUISITION IV, CORP., and	:	BY DEFAULT
VANPORT ACQUISITION V, CORP.	:	May 16, 2017

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Resource Services, Inc., SurPure, Inc. (f/k/a Pacific Quest Ventures Corp.), Vanport Acquisition IV, Corp., and Vanport Acquisition V, Corp. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission.

I. BACKGROUND

The Commission initiated this proceeding on March 30, 2017, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. The OIP provides that each Respondent's Answer to the OIP is due within ten days of service of the OIP on it. *See* OIP at 3; 17 C.F.R. § 201.220(b). Each was served with the OIP in accordance with 17 C.F.R. §

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[1] The proceeding has ended as to Real Hip-Hop Network, Inc. *Real Hip-Hop Network, Inc.*, Securities Exchange Act of 1934 Release No. 80617, 2017 SEC 1345 (May 5, 2017).

201.141(a)(2)(ii), (iv) by April 19, 2017.[2] None filed an Answer, and each was ordered to show cause, by May 15, 2017, why it should not be deemed to be in default and the registration of its securities revoked. *Real Hip-Hop Network, Inc.*, Admin. Proc. Rulings Release No. 4759, 2017 SEC LEXIS 1342 (A.L.J. May 5, 2017). To date, none has filed an Answer to the OIP or responded to the order to show cause. Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Resource Services, Inc. (CIK No. 1431773),[3] is a void Delaware corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-12G registration statement on May 16, 2008, which reported a net loss of $2,500 for the seven months ended April 30, 2008.

SurPure, Inc. (f/k/a Pacific Quest Ventures Corp.) (CIK No. 1502747), is a dissolved Delaware corporation located in Philadelphia, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2013, which reported a net loss of $3,139 from its February 21, 2012, inception to June 30, 2013.

Vanport Acquisition IV, Corp. (CIK No. 1556274), is a void Delaware corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on August 22, 2012.

Vanport Acquisition V, Corp. (CIK No. 1556277), is a void Delaware corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on August 22, 2012.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

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[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in *Gateway International Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313 (July 6, 2011), *recons. denied*, Exchange Act Release No. 65118, 2011 SEC LEXIS 2839 (Aug. 12, 2011); *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197 (May 23, 2008); *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1242 (June 6, 2007); *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534 (July 5, 2006). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); *accord e-Smart Techs., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *8-9 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 2361, at *9 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Resource Services, Inc., is REVOKED;

the REGISTRATION of the registered securities of SurPure, Inc. (f/k/a Pacific Quest Ventures Corp.), is REVOKED;

the REGISTRATION of the registered securities of Vanport Acquisition IV, Corp., is REVOKED; and

the REGISTRATION of the registered securities of Vanport Acquisition V, Corp., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[4]

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Carol Fox Foelak
Administrative Law Judge

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[4] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). *See Alchemy Ventures, Inc.*, Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *13 & n.28 (Oct. 17, 2013); *see also David Mura*, Exchange Act Release No. 72080, 2014 SEC LEXIS 1530 (May 2, 2014).